Exhibit 11.1

RF MONOLITHICS, INC.

Computation of Net Loss per Share
Years Ended August 31, 2002, 2001 and 2000
(In thousands, except per-share data)

	2002	2001	2000
Average common shares outstanding	7,095	6,712	6,046
Net effect of dilutive stock options – based on the treasury stock method	—	—	—

Total common and common equivalent shares	7,095	6,712	6,046

Net loss	$(442)	$(13,241)	$(7,608)

Net loss per share – Basic and Diluted	$(0.06)	$(1.97)	$(1.26)